beehiiv Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2022 & 2023



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
beehiiv Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
May 6, 2024

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets		
Cash and Cash Equivalents	12,793,798	2,110,236
Accounts Receivable	126,527	2,441
Prepaid Expenses	178,994	21,391
Other Receivable	39,609	-
Total Current Assets	13,138,927	2,134,068
Non-current Assets		
Application Development, net of Accumulated Amortization	66,667	-
Total Non-Current Assets	66,667	-
TOTAL ASSETS	13,205,594	2,134,068
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	311,897	49,721
Deferred Revenue	1,188,137	133,273
Customer Account Funds Held	911,372	-
Other Liabilities	-	7,641
Total Current Liabilities	2,411,406	190,636
Long-term Liabilities		
Future Equity Obligations	-	1,556,265
Total Long-Term Liabilities	-	1,556,265
TOTAL LIABILITIES	2,411,406	1,746,901
EQUITY		
Common Stock	89	84
Preferred Stock, Including (Series Seed-1, Series Seed-2, Series A-1, Series A-2)	80	32
Additional Paid in Capital	16,748,130	2,639,990
Accumulated Deficit	(5,954,112)	(2,252,939)
Total Equity	10,794,188	387,167
TOTAL LIABILITIES AND EQUITY	13,205,594	2,134,068

Statement of Operations

	Year Ended December 31,	
	2023	**2022**
Revenue	4,726,783	269,333
Cost of Revenue	216,066	134,000
Gross Profit	4,510,716	135,333
Operating Expenses		
Advertising and Marketing	994,537	28,956
General and Administrative	7,392,962	2,084,299
Depreciation	8,333	-
Total Operating Expenses	8,395,832	2,113,255
Operating Income (loss)	(3,885,116)	(1,977,921)
Other Income		
Interest Income	5,729	-
Other	178,214	77,847
Total Other Income	183,944	77,847
Earnings Before Income Taxes	(3,701,172)	(1,900,074)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(3,701,172)	(1,900,074)

Statement of Cash Flows

	Year Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Income (Loss)	(3,701,172)	(1,900,074)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Amortization	8,333	-
Accounts Payable and Accrued Expenses	262,176	37,692
Accounts Receivable	(124,086)	(2,441)
Prepaids	(157,604)	(21,391)
Other Receivables	(39,609)	-
Deferred Revenue	1,054,864	133,273
Customer Account Funds Held	911,372	-
Payroll Liability	(7,641)	7,641
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	1,907,806	154,775
Net Cash provided by (used in) Operating Activities	(1,793,367)	(1,745,299)
INVESTING ACTIVITIES		
Application Development	(75,000)	
Net Cash provided by (used by) Investing Activities	(75,000)	-
FINANCING ACTIVITIES		
Proceeds from Issuance of SAFEs	-	1,556,265
Proceeds from Issuance of Common Stock	5	84
Proceeds from Issuance of Preferred Stock	49	-
Proceeds from Additional Paid-in Capital	12,551,874	40,024
Net Cash provided by (used in) Financing Activities	12,551,928	1,596,373
Cash at the beginning of period	2,110,236	2,259,162
Net Cash increase (decrease) for period	10,683,562	(148,926)
Cash at end of period	12,793,798	2,110,236

Statement of Changes in Shareholder Equity

	Common Stock		Series Seed-1 Preferred Stock		Series Seed-2 Preferred Stock		Series A-1 Preferred Stock		Series A-2 Preferred Stock		APIC	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount			
Balance at 1/1/2022	8,000,000	80	1,759,161	18	1,396,162	14	-	-	-	-	2,599,886	(352,865)	2,247,132
Issuance of Stock	413,403	4	-	-	-	-	-	-	-	-	40,104	-	40,108
Net Income (Loss)	-	-	-	-	-	-	-	-	-	-	-	(1,900,074)	(1,900,074)
Balance 12/31/2022	8,413,403	84	1,759,161	18	1,396,162	14	-	-	-	-	2,639,990	(2,252,939)	387,166
Issuance of Stock	506,205	5	-	-	-	-	3,747,293	37	1,110,949	11	14,108,139	-	14,108,193
Net Income (Loss)	-	-	-	-	-	-	-	-	-	-	-	(3,701,172)	(3,701,172)
Balance 12/31/2023	8,919,608	89	1,759,161	18	1,396,162	14	3,747,293	37	1,110,949	11	16,748,129	(5,954,112)	10,794,187

beehiiv Inc.
Notes to the Unaudited Financial Statements
December 31st, 2023
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

beehiiv Inc. ("the Company") was formed in Delaware on June 21, 2021. The Company is a newsletter platform that helps creators design and publish content and monetize their audience. The Company primarily earns revenue through a subscription model where customers pay for access to advanced features on the platform and the ability to send to larger audiences. Additional revenue is earned through advertisements placed in newsletters and commissions earned through a customer referral marketplace. The Company's has a remote workforce across the United States and a global customer footprint.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit

worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates subscription revenue by selling a subscription service to publishers looking to send email newsletters. Users can sign up for a monthy or annual plan, where the Company collects payments upfront monthly or upfront annual, respectively. The Company's primary performance obligation is to provide platform access to users over the subscription period which can be one to 12 months, and revenue is recognized over the life of the subscription as performance obligations are satisfied. The Company deferred revenue of $133,273 and $1,133,137 for the years ended 2022 and 2023, respectively, for prepaid subscriptions with remaining performance obligations.

Additionally, the Company generates advertising revenue by selling ad space on user newsletters. The Company's payments are generally collected before the campaign begins. The Company's primary performance obligation is to publish the advertisement in an email newsletter and deliver a number of clicks to the advertiser's website. Campaign dates and number of clicks are agreed with the advertiser via an executed insertion order and can range from one to six months and revenue is recognized over the campaign period as performance obligations are satisfied. The Company deferred revenue of $55,000 for the year ended 2023.

Additionally, the Company generates their newsletter revenue, which is essentially a video course for users. The Company's primary performance obligation is to ensure to provide access to courses to users of the newsletter and satisfy any other agreed upon terms.

Further, the Company generated "Boosts" revenue by creating a marketplace for users to sell or purchase subscribers from one another. The Company receives a percentage take-rate at the time of the referral and acceptance by the subscriber. The Company's primary performance obligation is to facilitate the transaction and verify the validity of the referred subscriber. Revenue is recognized once the referral is verified and the referral fee is paid to the referrer.

	Subscription Revenue Including Refunds/Adjustments	Advertising Revenue	Newsletter Revenue	"Boosts" Revenue	Other Revenue	Totals
2023	$3,635,330	$768,256	$223,534	$95,575	$4,088	$4,726,783
2022	$263,701	$2,441	$-	$-	$3,191	$269,333

Customer Account Funds Held

The Company had a liability of $911,372 as of December 31st, 2023, related to funds held on their platform on behalf of customers.

Capitalized Internal-Use Software Costs

We are required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which is determined to be 3 years.

Property Type	Useful Life in Years	Cost	Accumulated Amortization	Disposals	Book Value as of 12/31/23
Application Development	3	75,000	(8,333)	-	66,667
Grand Total	**-**	**75,000**	**(8,333)**	**-**	**66,667**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price
Total options outstanding, January 1, 2022	682,443	$0.10
Granted	1,242,086	$0.10
Exercised	(170,611)	$0.10
Expired/cancelled	(515,832)	$0.10
Total options outstanding, December 31, 2022	1,238,086	$0.10
Granted	90,587	$0.10
Exercised	(289,661)	$0.10
Expired/cancelled	(13,124)	$0.10
Total options outstanding, December 31, 2023	1,025,888	$0.10
Options exercisable, December 31, 2023	290,768	$0.10

	Nonvested Options	Weighted Average Fair Value
Nonvested options, January 1, 2022	682,443	$0.74
Granted	1,242,086	$0.74
Vested	(377,919)	$0.74
Forfeited	(515,832)	$0.74
Nonvested options, December 31, 2022	1,030,778	$0.74
Granted	90,587	$0.74
Vested	(373,121)	$0.74
Forfeited	(13,124)	$0.74
Nonvested options, December 31, 2023	735,120	$0.74

The following is an analysis of shares of the Company's common stock issued as compensation:

	Nonvested Shares	Weighted Average Fair Value
Nonvested shares, January 1, 2022	8,000,000	$0.74
Granted	242,792	$0.74
Vested	(3,000,000)	$0.74
Forfeited	-	$-
Nonvested shares, December 31, 2022	5,242,792	$0.74
Granted	8,119,668	$0.74
Vested	(2,066,986)	$0.74

Forfeited/Repurchased	(7,903,124)	$0.74
Nonvested shares, December 31, 2023	3,392,350	$0.74

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States, California, and New York. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2019.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Simple Agreements for Future Equity (SAFE) - During the periods ending December 31, 2021 and 2022, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at no discount. The valuation caps of the agreements entered were $9M – $20M. The SAFE agreements converted into 1,110,949 Series A-2 Preferred Stock and 1,759,161 Series Seed-1 Preferred Stock during a qualified financing event.

NOTE 6 – EQUITY

As of 2022, the Company had authorized 13,123,909 of common stock with a par value of $0.00001 per share. 8,413,403 were issued and outstanding as of 2022. As of 2023, the Company has authorized 19,875,636 common stock with a par value of $0.00001 per share. 8,919,608 were issued and outstanding as of 2023.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

As of 2022, the Company had authorized 3,155,323 of preferred stock with a par value of $0.00001 per share. 3,155,323 were issued and outstanding as of 2022.

As of 2023, the Company has authorized 8,013,565 preferred stock with a par value of $0.00001 per share, consisting of 1,759,161 Series Seed-1 Preferred Stock, 1,396,162 Series Seed-2 Preferred Stock, 3,747,293 Series A-1 Preferred Stock, 1,110,949 Series A-2 Preferred Stock. All authorized preferred stock totaling 8,013,565 were issued and outstanding as of 2023.

Voting: Preferred shareholders have 1 vote for every common share they could own if converted.

Dividends: The holders of the Series Seed-1, Series Seed-2, Series A-1, and Series A-2 preferred stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock and are not cumulative. As of December 31, 2023, no dividends had been declared.

Conversion: Preferred shareholders have the right to convert shares into common stock at a rate of 1 to 1 at the discretion of the shareholder or automatically in change of control events. Preferred shareholders receive dividends at the discretion of the board of directors on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder.

Liquidation Preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of the Series Seed-1, Series Seed-2, Series A-1, and Series A-2 preferred stock are entitled to receive prior to, and in preference to, any distribution to the common stockholders.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 6, 2024, the date these financial statements were available to be issued.

The Company raised a Series B round of funding, issuing 3,345,550 Preferred B shares in exchange for $31,991,052. Per the Company's amended articles of incorporation, the Company has authorized 24,076,096 shares of common shares with a par value of $0.00001 per share. Additionally, the Company has authorized 11,987,516 shares of preferred shares with a par value of $0.00001 per share.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.